ROCKIES REGION PRIVATE LIMITED PARTNERSHIP
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
Via EDGAR
January 7, 2011
David L. Orlic, Esq.
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F. St., N.E.
Washington, D.C. 20549

Re:	Rockies Region Private Limited Partnership
Schedule 13E-3 filed by Rockies Region Private Limited Partnership, Petroleum
Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R.
Brookman, Jr. and Daniel W. Amidon
Filed December 3, 2010
File No. 005-85785

Preliminary Proxy Statement on Schedule 14A
Filed December 3, 2010
File No. 000-51959
Dear Mr. Orlic:
     Set forth below are the responses of Rockies Region Private Limited Partnership, a West Virginia limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2010, with respect to (i) the Schedule 13E-3 filed on December 3, 2010 by the Partnership, Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon and (ii) the Partnership’s Preliminary Proxy Statement on Schedule 14A filed on December 3, 2010.

     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Proxy Statement (“Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (“Amended Schedule 13E-3”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. When this response letter uses the term “Partnership Affiliates,” it is referring to Petroleum Development Corporation, DP 2004 Merger Sub, LLC and Messrs. Brookman, Shellum and Amidon collectively (and together with Partnership, the “Filing Persons”).
Schedule 13E-3
General
1. Please advise why no registration statements under the Securities Exchange Act of 1934 appear to be on file with respect to the limited partnership units of PDC 2005-A Limited Partnership and PDC 2005-B Limited Partnership.
     Response:
     We acknowledge the Staff’s comments and believe that Comment 1 is not applicable to this Partnership.
2. Please note that the following comments apply to each of PDC 2005-A Limited Partnership, PDC 2005-B Limited Partnership and Rockies Region Private Limited Partnership. Page numbers refer to the filings relating to PDC 2005-A Limited Partnership.
     Response:
     We acknowledge the Staff’s comments and will address each Staff comment for each of PDC 2005-A Limited Partnership, PDC 2005-B Limited Partnership and Rockies Region Private Limited Partnership (collectively, the “2005 partnerships”).
Item 13. Financial Statements, page 8
3. Please advise why you have not incorporated by reference the information described in Item 1010(a)(2) of Regulation M-A.
     Response:
     We acknowledge the Staff’s comments and have revised the Amended Schedule 13e-3 to incorporate by reference the information described in Item 1010(a)(2) of Regulation M-A.
4. Please provide in your proxy statements, and incorporate by reference into your Schedule 13E-3, the information required by Item 1010(a)(3)-(4) of Regulation M-A, or advise why you believe that this is not required.

     Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to include the information required by Item 1010(a)(3) of Regulation M-A and have revised the Amended Schedule 13e-3 to incorporate this information by reference. We respectfully advise the Staff that the information required by Item 1010(a)(4) of Regulation M-A is included in the Amended Proxy Statement under the section entitled “Summary Financial Information.”
Preliminary Proxy Statements on Schedule 14
Background of the Merger, page 12
5. Please clarify the disclosure appearing in the second bullet point on the bottom of page 13, in particular, the relevance of “the economics for a refracturing” and how the factors in this bullet point contributed to the determination to proceed with the proposal at this time.
     Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to clarify the disclosure appearing in the second bullet point on the bottom of page 13 and how factors in this bullet point contributed to the determination to proceed with the proposal at this time. Please see the revised disclosure on pages 13 and 14 of the Amended Proxy Statement.
6. Please briefly disclose on page 15 the material changes to the merger agreement that were not accepted by PDC on May 6, 2010, if any.
     Response:
     We acknowledge the Staff’s comments and confirm that PDC accepted all of the special committee’s material changes to the merger agreement on May 6, 2010. Please see the revised disclosure on page 15 of the Amended Proxy Statement.
7. Please briefly disclose the terms of the special committee’s revised proposal delivered on May 25, 2010.
     Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to briefly disclose the terms of the special committee’s revised proposal delivered on May 25, 2010. Please see the revised disclosure on page 15 of the Amended Proxy Statement.
8. Please confirm that the “estimated reserves determinations” and “reserve reports” referred to on page 16, as well as the “anticipated future cash flows,” “production information” and certain valuation assumptions referred to on page 17 are disclosed elsewhere in the proxy statement. If so, please identify this disclosure to us.

     Response:
     We acknowledge the Staff’s comments and confirm that each of the requested items is disclosed in greater detail elsewhere in the Amended Proxy Statement. Our discussion of the “estimated reserves determinations” that are referred to on page 16 of the Amended Proxy Statement is included on pages 53-54 of the Amended Proxy Statement under the section entitled “Method of Determining Merger Value and Amount of Cash Offered.” These reserve estimates were provided by Mr. Amidon to Buchanan Ingersoll on November 1, 2010, and are identical to the comparison provided in the presentation to the special committee on October 27, 2010. In response to your comment and to provide better clarity to the reader, we have replaced the phrase “estimated reserve determinations” with the phrase “method of determining merger value and amount of cash offered.”
     The reserve reports referred to on page 16 of the Amended Proxy Statement are included as Appendix D to the Amended Proxy Statement. A discussion of the “anticipated future cash flows” referred to on page 17 of the Amended Proxy Statement is included on page 54 of the Amended Proxy Statement under the section entitled “Method of Determining Merger Value and Amount of Cash Offered.” The production information addressed on page 17 the Amended Proxy Statement refers to the production information included in the financial statements that are attached as Appendix E to the Amended Proxy Statement. Finally, the valuations assumptions referred to on page 17 of the Amended Proxy Statement are the same assumptions that are discussed in greater detail on pages 53-54 the Amended Proxy Statement under the section entitled “Method of Determining Merger Value and Amount of Cash Offered.”
9. Please disclose the questions asked by the PDC board of directors on November 4, 2010 regarding the proposed offer.
     Response:
      At the telephonic meeting of the PDC board of directors held on November 4, 2010, the board of directors raised questions relating to the timing of the proposed mergers with the 2005 partnerships and the method of determining merger value and amount of cash offered for each such partnership. At this meeting and as discussed in greater detail in the Amended Proxy Statement, management provided a detailed presentation of the components of the merger value for each of the 2005 partnerships and certain reasons for making such offers at this time. In response to the Staff’s comments, we have revised the disclosure on page 17 of the Amended Proxy Statement to address the questions raised by PDC’s board of directors.
10. Please disclose whether the members of the special committee unanimously approved the merger agreement. Similarly, please disclose whether the members of the PDC board of directors who are not on the special committee unanimously approved the merger agreement.
     Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to disclose that the special committee unanimously approved the merger agreement for the Partnership. We have also revised the Amended Proxy Statement to disclose that each member of the PDC board of directors who is not on the special committee that attended the board of directors meeting held on November 7, 2010 approved the terms of the merger agreement for the Partnership. Please see the revised disclosure on page 18 of the Amended Proxy Statement.
Shift in Corporate Strategy, page 18
11. Please disclose why drilling partnerships are no longer a part of PDC’s strategic plan. Please also disclose how operating drilling partnerships is incompatible with a growth strategy and how the merger will provide PDC with growth in production and reserves.
     Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to disclose why drilling partnerships are no longer a part of PDC’s strategic plan. We have also provided revised disclose to discuss how operating drilling partnerships are no longer compatible with PDC’s growth strategy and how the merger will provide PDC with growth in production and reserves. Please see the revised disclosure on page 19 of the Amended Proxy Statement.
12. Please clarify what PDC intends to do with the partnership properties upon acquiring them from its investors, particularly in light of the apparent pricing pressure in the industry.
     Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to clarify what PDC intends to do with the partnership properties upon acquiring them from its investors. Please see the revised disclosure on page 19 of the Amended Proxy Statement.
The Partnership’s Reasons for the Merger, page 19
13. Please clarify, here and elsewhere in your document where similar disclosure appears, what it means for low-cost shale plays to set national prices going forward.
     Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to clarify how low-cost shale plays may set national prices going forward.
Opinion of the Special Committee’s Financial Advisor, page 24
14. The description in the proxy statement regarding the material relationships between Houlihan Lokey and PDC, the partnership and their respective affiliates does not provide a narrative and quantitative description of the fees paid or to be paid to Houlihan Lokey and its affiliates. Please revise the proxy statement to provide such disclosures, including the fee to be paid for this transaction.

     Response:
     We acknowledge the Staff’s comments and have revised the disclosure on pages 32 and 33 of the Amended Proxy Statement.
15. Please confirm that the financial projection and reserve reports referred to on page 25 are those disclosed elsewhere in the proxy statement.
     Response:
     In response to the Staff’s comment, we confirm that the financial projections and reserve data referenced in the second bullet point on page 25 of the Amended Proxy Statement have been disclosed or summarized elsewhere in the Amended Proxy Statement. In particular, we refer to the disclosure regarding financial projections on pages 34-36 of the Amended Proxy Statement and the disclosure of reserves data in Appendix D to this Amended Proxy Statement.
Appendix B. Fairness Opinion of the Special Committee’s Financial Advisor
16. We note the statement that the fairness opinion “is furnished for the use and benefit of the Committee (solely in its capacity as such) in connection with its consideration of the Transaction and may not be used for any other purpose” without prior written consent. Please disclose, if true, that Houlihan Lokey has consented to the use of its materials in the proxy statement.
Response:
     We acknowledge the Staff’s comments and have revised the disclosure on page 27 of the Amended Proxy Statement.
17. Please explain the statement appearing on the final page of the opinion that Houlihan Lokey does not express an opinion as to or otherwise address whether or not the investors are receiving reasonably equivalent value in the proposed merger.
     Response:
     In response to the Staff’s comment, we note that the phrase “reasonably equivalent value” is a term of art with specific legal significance relating to the issue of whether or not a transaction may constitute a fraudulent conveyance under applicable law and opinions with respect to the fairness of the consideration to be received by equityholders in a transaction such as the opinion rendered by Houlihan Lokey do not typically address the solvency, creditworthiness or fair value of the transaction participants or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.
Closing Comments:
The requested acknowledgement is attached hereto as Annex A.
We believe we have appropriately responded to the Staff’s comments contained in the Staff’s letter dated December 30, 2010. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Dan Amidon, with any questions or if we may provide the Staff with any additional information.
Thank you for your assistance.
Sincerely yours,
/s/ Dan Amidon

Annex A
January 7, 2011
As requested by the Staff, each undersigned filing person acknowledges that:
•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings; and

•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page follows]

Sincerely, ROCKIES REGION PRIVATE LIMITED PARTNERSHIP
By:	PETROLEUM DEVELOPMENT CORPORATION
its Managing General Partner

By:	/s/ Gysle R. Shellum
	Name:	Gysle R. Shellum
	Title:	Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Richard W. McCullough
	Name:	Richard W. McCullough
	Title:	Chairman and Chief Executive Officer

DP 2004 MERGER SUB, LLC
By:	PETROLEUM DEVELOPMENT CORPORATION
its sole Member

By:	/s/ Richard W. McCullough
	Name:	Richard W. McCullough
	Title:	Chairman and Chief Executive Officer

GYSLE R. SHELLUM
/s/ Gysle R. Shellum
Gysle R. Shellum

BARTON R. BROOKMAN, Jr.
/s/ Barton R. Brookman, Jr.
Barton R. Brookman, Jr.

DANIEL W. AMIDON
/s/ Daniel W. Amidon
Daniel W. Amidon